Certificate of Qualifications

I, John Wyche, MAusIMM, MMICA, CPMin, do hereby certify that:

1.

I am an employee of:

Australian Mine Design and Development Pty Ltd

Level 4, 46 Edward Street,

BRISBANE QLD 4000

AUSTRALIA

2.

I graduated with a BE(Hons) degree in mining from Queensland University, Australia, in 1981.  In addition I have obtained a BComm from Queensland University in 1990.

3.

I am a Member of the Australasian Institute of Mining and Metallurgy, and member of Mineral Industry Consultants Association (Aust) and a Chartered Practicing Engineer (Mining).

4.

I have worked as a mining engineer for a total of 25 years since my graduation from university.

5.

I have read the definition of  “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am partly responsible for the preparation of the Mining aspects of technical report titled Updated Preliminary Assessment of the El Boleo Copper Cobalt Project, (the “Technical Report”) and dated January 2007 relating to the Property.  I have visited the Property for 4 days in January 2005, 1 week in December 2005 and again for 4 days in February 2006 during the mining trial.

7.

I have had an involvement in the Property since June 2004.  The nature of this involvement includes general consulting in relation to mine planning and preparation of an underground mining trial.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 31 January, 2007

Signature of Qualified Person

/s/ John Wyche

John Wyche MAusIMM, MMICA, CPMin

Print name of Qualified Person